Exhibit 99.3

Clarivate Analytics reports first quarter 2019 results

Clarivate Analytics Reports First Quarter 2019 Results

Revenues decreased 1%, Adjusted Revenues increased 1% (2% on a constant currency basis)

Annualized Contract Value (ACV) of Subscription-Based Agreements increased 4.6%

Reaffirm Outlook for 2019

London, UK and Philadelphia, US – (PRN Newswire) — May 15, 2019/ - Clarivate Analytics Plc (NYSE: CCC, CCC.WS) (the “Company” or “Clarivate”), a global leader in providing trusted insights and analytics to accelerate the pace of innovation, today reported results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Performance

•	Revenues decreased 1%, to $234.0 million in the first quarter of 2019 from $237.0 million in the first quarter of 2018

•	Adjusted Revenues increased 1%, to $234.2 million in the first quarter of 2019 from $231.8 million in the first quarter of 2018 (2% on a constant currency basis)

•	Net loss of $59.3 million in the first quarter of 2019 compares to a net loss of $77.0 million in the first quarter of 2018

•	Adjusted EBITDA decreased 6%, to $59.3 million in the first quarter of 2019 from $63.3 million in the first quarter of 2018

•	Cash flow from operations increased 11%, to $42.5 million in the first quarter of 2019 from $38.2 million in the first quarter of 2018

•	Standalone Adjusted EBITDA increased 2%, to $312.0 million for the twelve month period ended March 31, 2019 from $305.9 million for the twelve month period ended March 31, 2018

Adjusted Revenues and Adjusted EBITDA are non-GAAP financial measures used by management to measure operating performance. In addition, we are required to report Standalone Adjusted EBITDA pursuant to the terms of our credit agreement and indenture. These terms are defined elsewhere in this release. Please see schedules appearing later in this release for reconciliations of these financial measures to the most directly comparable GAAP measures. For a definition of Annualized Contract Value (“ACV”) please refer to our Registration Statement on F-4, along with our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Clarivate Analytics reports first quarter 2019 results

Subsequent Events

Completes merger with Churchill Capital Corporation

On May 13, 2019, the Company completed its previously announced merger with Churchill Capital Corp (“Churchill”), following the receipt of stockholder approval at Churchill’s special meeting of stockholders.

Comments from Management

“We are delighted to have completed the merger earlier this week with Churchill shareholders voting overwhelmingly in favor of it,” said Jerre Stead, Executive Chairman of Clarivate. “We chose to merge with Clarivate because of the quality of the business, its competitive position, and attractive global portfolio of market leading, business-critical information and technology solutions that support its customers. Having completed the merger, expanded the number of our board members, and improved the capital structure, our focus is to enhance both growth and profitability. As Executive Chairman, I look forward to working closely with the Clarivate team and sharing my experience, as we position the company for future growth.”

Jay Nadler, Chief Executive Officer of Clarivate said, “We couldn’t be more excited to have Jerre Stead join our company as Executive Chairman. Jerre’s vision, leadership, experience, and successful track record, with a career that spans more than 40 years, are tremendously valuable to our company.”

“Separately, we are pleased with our financial results for the first quarter, which were in line with our expectations,” Mr. Nadler continued. “Adjusted revenues increased 2% on a constant currency basis, while Annual Contract Value (ACV) of subscription-based license agreements increased 4.6% compared to the prior year quarter, and revenue renewal rates remained solid at 93.4%. Having successfully completed our separation from Thomson Reuters six months ahead of schedule, and our merger with Churchill, Clarivate begins the next chapter of its transformational journey. Going forward, we’ll continue to invest in our market-leading brands and products while reaping the benefits of our previous investments to drive greater efficiency. Our investments will allow us to bring new products to market and to expand in key geographies so that our customers may transform the way that they bring innovation to life.”

First Quarter 2019 Business Developments

Science Group

•	Launched an advanced predictive analytics tool, Cortellis Analytics – Drug Timeline and Success Rates (DTSR), enabling continuous and dramatic improvements in drug pipeline forecasting and R&D investment decisions

Clarivate Analytics reports first quarter 2019 results

•	Launched Cortellis Cloud, an integrated, scalable technology platform that serves as a single point of access to Cortellis to enable greater interoperability, connectivity and collaboration across the drug development lifecycle in order to accelerate R&D innovation. Cortellis supports the entire drug development lifecycle that spans across regulatory, clinical trials and commercial intelligence

•	Launched a Life Science Alliances Program to provide drug and medical device developers with a new way to significantly advance their R&D and commercialization initiatives. The accredited global program combines Clarivate’s solutions with those of world-class technology and service providers such as Accenture, Bioinfogate, Vitrana and Waters Corporation

•	Announced that Norway’s UNIT (the Directorate for ICT and Joint Services in Higher Education and Research), working on behalf of the Ministry of Education and Research, has chosen the Web of Science as its sole data provider for a new national research evaluation project

•	Partnered with the Egyptian Knowledge Bank (EKB), the government’s digital library and online knowledge hub, to launch Converis and implement a national research management system. Hosted by the Egyptian National Science and Technology Network (ENSTINET), Converis, a research information system for managing complex research teams and projects, enables Egypt to manage research funding and curate researcher profiles across research organizations in the country

Intellectual Property Group

•	Launched TM go365™ for Industrial Designs by CompuMark to simplify and significantly reduce the time-intensive process of researching industrial designs with AI-based image recognition technology from TrademarkVision, which CompuMark acquired last year

•	Released the latest Derwent Top 100 Global Innovators 2018-19 report. Now in its eighth year it identifies and celebrates the world’s most innovative organizations who successfully develop valuable patented inventions

First Quarter 2019 Revenue Performance

Revenues, net decreased by $3.0 million, or 1%, from $237.0 million in the first quarter of 2018 to $234.0 million in the first quarter of 2019. Adjusted Revenues, which exclude the impact of the deferred revenues adjustment and revenues from the IPM Product Line prior to its date of divestiture, increased $2.4 million, or 1%, to $234.2 million in the first quarter of 2019 from $231.8 million in the first quarter of 2018.

Clarivate Analytics reports first quarter 2019 results

On a constant currency basis, Adjusted Revenues increased 2% in the first quarter of 2019 compared to the first quarter of 2018.

The following table presents the amounts of our subscription and transactional revenues, including as a percentage of our total revenues, for the periods indicated, as well the drivers of the variances between periods, including as a percentage of such revenues.

			Variance Increase / (Decrease)
	Three Months Ended March 31,		Deferred Revenue Adjustment	Divested IPM	FX Impact	Ongoing Business	Total Variance
(in millions, except percentages)	2019	2018
Subscription Revenues	$192.3	$194.1	$1.3	$(6.0)	$(1.9)	$4.8	$(1.8)
			1%	(3)%	(1)%	2%	(1)%

Transactional Revenues	41.7	42.9	—	(0.7)	(0.6)	0.1	(1.2)
			—%	(2)%	(1)%	—%	(3)%

Total Revenue	$234.0	$237.0	$1.3	$(6.7)	$(2.5)	$4.9	$(3.0)
			1%	(3)%	(1)%	2%	(1)%

Subscription revenues from ongoing business increased due to price increases and new business.

The following table, presents our revenue by Group for the periods indicated, as well the drivers of the variances between periods, including as a percentage of such revenues.

			Variance Increase / (Decrease)
	Three Months Ended March 31		Deferred Revenue Adjustment	Divested IPM	FX Impact	Ongoing Business	Total Variance
(in millions, except percentages)	2019	2018
Science Group	$129.1	$125.9	$—	$—	$(0.8)	$4.0	$3.2
			—%	—%	(1)%	3%	3%
Intellectual Property Group	105.1	105.9	—	—	(1.7)	0.9	$(0.8)
			—%	—%	(2)%	1%	(1)%
IPM Product Line (1)	—	6.7	—	(6.7)	—	—	$(6.7)
			—%	(100)%	—%	—%	(100)%
Deferred revenues adjustment (2)	(0.2)	(1.5)	1.3	—	—	—	$1.3
			(87)%	—%	—%	—%	(87)%
Total Revenues, net	$234.0	$237.0	$1.3	$(6.7)	$(2.5)	$4.9	$(3.0)
			1%	(3)%	(1)%	2%	(1)%

(1) Reflects three months of revenues for the quarter ended March 31, 2018. We sold the IPM Product Line on October 3, 2018.

(2) Reflects the deferred revenues adjustment resulting from purchase accounting attributable to the 2016 Transaction. For definition of these terms, please refer to Exhibit 99.1 of our Form 6-K filed with the SEC concurrently with the issuance of this earnings release.

Clarivate Analytics reports first quarter 2019 results

Science Group: Revenue increased by $3.2 million, or 3%, from $125.9 million in the first quarter of 2018 to $129.1 million in the first quarter of 2019. Exclusive of foreign currency translation effects, revenue would have increased by $4.0 million, driven by subscription revenue, which increased mainly due to new subscription business and net price increases on our subscription revenue products across our Product Lines, reflecting our product and sales strategy to enhance our subscription product offerings. Transactional revenues remained relatively steady.

Intellectual Property Group: Revenue declined by $0.8 million, from $105.9 million in the first quarter of 2018 to $105.1 million in the first quarter of 2019. Exclusive of foreign currency translation effects, revenue would have increased $0.9 million, driven by subscription revenue, which increased mainly due to net price increases on our subscription revenue products and new subscription business across our Product Lines, partially offset by lower transactional revenues, reflecting our product and sales strategy to enhance our subscription product offerings.

Reaffirm Outlook for 2019 (forward-looking statement)

For the year ending December 31, 2019, Clarivate expects:

•	Adjusted Revenues in a range of $962 million to $995 million (% YoY Growth between 1.2% and 4.6%)

•	Adjusted EBITDA in a range of $290 million to $310 million (% YoY Growth between 6.3% and 13.6%)

•	Adjusted EBITDA margins of approximately 30%

We expect that annualized run-rate cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during 2019 (exclusive of any cost reductions in our estimated standalone operating costs) will approximate $12 million.

Additionally, we expect the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone operating costs for 2019 to approximate $23 million.

The above outlook assumes no further currency movements, acquisitions, divestitures, or unanticipated events. See discussion of non-GAAP financial measures at the end of this release.

Conference Call and Webcast

Clarivate will host a conference call and webcast to review the results for the quarter on Wednesday, May 15th at 8:00 a.m. Eastern Time. The conference call will be simultaneously webcast on the Investor Relations section of the company’s website.

Clarivate Analytics reports first quarter 2019 results

Interested parties may access the live audio broadcast by dialing 1-888-317-6003 in the United States, 1-412-317-6061 for international, and 1-866-284-3684 in Canada. The conference ID number is 5065159. An audio replay will be available approximately two hours after the completion of the call at 1-877-344-7529 in the United States, 1-412-317-0088 for international, and 1-855-669-9658 in Canada. The Replay Conference ID number is 10131395. The recording will be available for replay through May 29, 2019.

The webcast can be accessed at https://services.choruscall.com/links/clarivate190515.html and will be available for replay.

Clarivate Analytics reports first quarter 2019 results

Use of Non-GAAP Financial Measures

Non-GAAP results are presented only as a supplement to our financial statements based on U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial information is provided to enhance the reader’s understanding of our financial performance, but none of these non-GAAP financial measures are recognized terms under GAAP and should not be considered in isolation from, or as a substitute for, financial measures calculated in accordance with GAAP.

Definitions and reconciliations of the non-GAAP measures, such as EBITDA, and Adjusted EBITDA, to the most directly comparable GAAP measures are provided within the schedules attached to this release. This communication also includes certain forward-looking non-GAAP financial measures. Clarivate Analytics is unable to present a reconciliation of this forward-looking non-GAAP financial information because management cannot reliably predict all of the necessary components of such measures. Accordingly, investors are cautioned not to place undue reliance on this information.

We use non-GAAP measures in our operational and financial decision-making. We believe that such measures allow us to focus on what we deem to be a more reliable indicator of ongoing operating performance and our ability to generate cash flow from operations. We also believe that investors may find these non-GAAP financial measures useful for the same reasons, although investors are cautioned that non-GAAP financial measures are not a substitute for GAAP financial measures or disclosures. None of these non-GAAP financial measures are recognized terms under GAAP and do not purport to be an alternative to any other GAAP measure.

Non-GAAP measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to Clarivate, many of which present non-GAAP measures when reporting their results. These measures can be useful in evaluating our performance against our peer companies because we believe the measures provide users with valuable insight into key components of GAAP financial disclosures. However, non-GAAP measures have limitations as an analytical tool. Because not all companies use identical calculations, our presentation of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies. They are not presentations made in accordance with GAAP, are not measures of financial condition or liquidity, and should not be considered as an alternative to profit or loss for the period determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, results of operations as determined in accordance with GAAP.

Clarivate Analytics reports first quarter 2019 results

Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future business, events, trends, contingencies, financial performance, or financial condition, appear at various places in this communication and may use words like “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “forecast,” “future,” “goal,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “see,” “seek,” “should,” “strategy,” “strive,” “target,” “will,” and “would” and similar expressions, and variations or negatives of these words. Examples of forward-looking statements include, among others, statements we make regarding: guidance and predictions relating to expected operating results, such as revenue growth and earnings; strategic actions such as acquisitions, joint ventures, and dispositions, the anticipated benefits therefrom, and our success in integrating acquired businesses; anticipated levels of capital expenditures in future periods; our ability to successfully realize cost savings initiatives and transition services expenses; our belief that we have sufficiently liquidity to fund our ongoing business operations; expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities, and governmental and regulatory investigations and proceedings; and our strategy for customer retention, growth, product development, market position, financial results, and reserves. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements are more fully discussed under the caption “Risk Factors” in our Registration Statement on F-4, along with our other filings with the U.S. Securities and Exchange Commission (“SEC”). However, those factors should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements, are based only on information currently available to our management and speaks only as of the date of this communication. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Please consult our public filings with the SEC or on our website at www.clarivate.com.

Clarivate Analytics reports first quarter 2019 results

About Clarivate Analytics

Clarivate Analytics is a global leader in providing trusted insights and analytics to accelerate the pace of innovation. We have built some of the most trusted brands across the innovation lifecycle, including Web of Science, Cortellis, Derwent, CompuMark, MarkMonitor and Techstreet. Today, Clarivate Analytics is a new and independent company, on a bold entrepreneurial mission to help our clients reduce the time from new ideas to life-changing innovations. For more information, please visit www.clarivate.com.

Clarivate Analytics reports first quarter 2019 results

Interim Condensed Consolidated Balance Sheets (Unaudited)

(in thousands)

	March 31,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$28,045	$25,575
Restricted cash	9	9
Accounts receivable, less allowance for doubtful accounts of $14,971 and $14,076 at March 31, 2019 and December 31, 2018, respectively	343,113	331,295
Prepaid expenses	41,487	31,021
Other current assets	19,745	20,712

Total current assets	432,399	408,612
Computer hardware and other property, net	19,328	20,641
Other intangible assets, net	1,911,160	1,958,520
Goodwill	1,283,275	1,282,919
Other non-current assets	22,826	26,556
Deferred income taxes	12,767	12,426
Operating lease right-of-use assets	95,551	—
Total Assets	$3,777,306	$3,709,674

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$43,729	$38,418
Accrued expenses and other current liabilities	149,250	153,849
Current portion of deferred revenues	461,928	391,102
Current portion of operating lease liabilities	26,077	—
Current portion of long-term debt	30,345	60,345

Total current liabilities	711,329	643,714
Long-term debt	1,928,440	1,930,177
Non-current portion of deferred revenues	17,987	17,112
Other non-current liabilities	18,102	24,838
Deferred income taxes	38,937	43,226
Operating lease liabilities	71,758	—
Total liabilities	2,786,553	2,659,067
Commitments and Contingencies (Note 14)
Shareholders’ equity:
Share capital, $0.01 par value; 2,000,000 shares authorized at March 31, 2019 and December 31, 2018; 1,646,223 shares issued and outstanding at March 31, 2019 and December 31, 2018, respectively	16	16
Additional paid-in capital	1,680,670	1,677,494
Accumulated other comprehensive income	1,588	5,358
Accumulated deficit	(691,521)	(632,261)
Total shareholders’ equity	990,753	1,050,607
Total Liabilities and Shareholders’ Equity	$3,777,306	$3,709,674

Clarivate Analytics reports first quarter 2019 results

Interim Condensed Consolidated Statement of Operations (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2019	2018
Revenues, net	$234,025	$237,027

Operating costs and expenses:
Cost of revenues, excluding depreciation and amortization	(89,267)	(105,170)
Selling, general and administrative costs, excluding depreciation and amortization	(92,296)	(95,327)
Share-based compensation expense	(3,176)	(4,180)
Depreciation	(2,051)	(1,401)
Amortization	(56,106)	(57,131)
Transaction expenses	(10,270)	(593)
Transition, integration and other related expenses	(1,161)	(19,479)
Other operating income (expense), net	(5,617)	362
Total operating expenses	(259,944)	(282,919)
Loss from operations	(25,919)	(45,892)
Interest expense	(33,101)	(30,799)
Loss before income tax	(59,020)	(76,691)
Provision for income taxes	(240)	(346)
Net loss	$(59,260)	$(77,037)

Per Share:
Basic	$(36.00)	$(46.84)
Diluted	$(36.00)	$(46.84)

Weighted-average shares outstanding
Basic	1,646,223	1,644,827
Diluted	1,646,223	1,644,827

Clarivate Analytics reports first quarter 2019 results

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(59,260)	$(77,037)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	58,157	58,532
Bad debt expense	689	671
Deferred income tax benefit	(3,946)	(3,295)
Share-based compensation	3,176	4,180
Deferred finance charges	2,099	2,155
Other operating activities	5,440	(1,173)
Changes in operating assets and liabilities:
Accounts receivable	(13,362)	5,226
Prepaid expenses	(9,813)	(6,574)
Other assets	(1,507)	(5,286)
Accounts payable	4,942	2,344
Accrued expenses and other current liabilities	(9,049)	(10,947)
Deferred revenue	68,929	70,986
Operating lease right of use assets	5,696	—
Operating lease liabilities	(5,750)	—
Other liabilities	(3,988)	(1,604)

Net cash provided by operating activities	42,453	38,178

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(5,957)	(13,059)
Acquisition, net of cash acquired	—	(3,497)

Net cash used in investing activities	(5,957)	(16,556)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal on long-term debt	(3,836)	(3,834)
Repayment of Revolving Credit Facility	(30,000)	(30,000)
Issuance of common stock, net	—	1,014

Net cash used in financing activities	(33,836)	(32,820)
Effects of exchange rates	(190)	2,016

Clarivate Analytics reports first quarter 2019 results

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2019	2018

Net increase (decrease) in cash and cash equivalents, and restricted cash	2,470	(9,182)
Beginning of period:
Cash and cash equivalents	25,575	53,186
Restricted cash	9	24,362
Total cash and cash equivalents, and restricted cash, beginning of period	25,584	77,548
Cash and cash equivalents, and restricted cash, end of period	28,054	68,366

Cash and cash equivalents	28,045	50,430
Restricted cash	9	17,936
Total cash and cash equivalents, and restricted cash, end of period	$28,054	$68,366

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$21,023	$19,248
Cash paid for income tax	$7,789	$5,408
Capital expenditures included in accounts payable	$6,836	$2,473

Clarivate Analytics reports first quarter 2019 results

Reconciliation to Certain Non-GAAP Measures

Adjusted Revenues

	Three Months Ended March 31,		Variance
(in millions, except percentages)	2019	2018	$	%
Revenues, net	$234.0	$237.0	$(3.0)	(1)%
Deferred revenues purchase accounting adjustment	0.2	1.5	(1.3)	(87)%
Revenue attributable to IPM Product Line	—	(6.7)	6.7	(100)%
Adjusted Revenues	$234.2	$231.8	$2.4	1%

Adjusted EBITDA

	Three Months Ended March 31,
(in millions)	2019	2018
Net loss	$(59.3)	$(77.0)
(Benefit) provision for income taxes	0.2	0.3
Depreciation and amortization	58.2	58.5
Interest, net	33.1	30.8
Transition Services Agreement costs(1)	5.3	21.3
Transition, transformation and integration expense(2)	2.5	22.3
Deferred revenues adjustment(3)	0.2	1.5
Transaction related costs(4)	10.3	0.6
Share-based compensation expense	3.2	4.2
IPM adjusted operating margin (5)	—	(1.3)
Other(6)	5.6	2.1
Adjusted EBITDA	59.3	63.3

(1) Includes accruals for payments to Thomson Reuters Corporation and certain of its controlled entities (“Thomson Reuters”) under the Transition Services Agreement (“The Transition”). For definition of these terms, please refer to Exhibit 99.1 of our Form 6-K filed with the SEC concurrently with the issuance of this earnings release. These costs are expected to decrease substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure.

(2) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in Transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the 2016 Transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology.

Clarivate Analytics reports first quarter 2019 results

(3) Reflects deferred revenues fair value accounting adjustment arising from purchase price allocation in connection with the 2016 Transaction. For definition of these terms, please refer to Exhibit 99.1 of our Form 6-K filed with the SEC concurrently with the issuance of this earnings release.

(4) Includes consulting and accounting costs associated with acquisitions and the sale of the IPM Product Line.

(5) Reflects the IPM Product Line's operating margin, excluding amortization and depreciation, prior to its divestiture in October 2018.

(6) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

Required Reported Data

Standalone Adjusted EBITDA

We are required to report Standalone Adjusted EBITDA pursuant to the reporting covenants contained in the Credit Agreement and the Indenture. Standalone Adjusted EBITDA is identical to Consolidated EBITDA and EBITDA as such terms are defined under the Credit Agreement and the Indenture, respectively. In addition, the Credit Agreement and the Indenture contain certain restrictive covenants that govern debt incurrence and the making of restricted payments, among other matters. These restrictive covenants utilize Standalone Adjusted EBITDA as a primary component of the compliance metric governing our ability to undertake certain actions otherwise proscribed by such covenants. Standalone Adjusted EBITDA reflects further adjustments to Adjusted EBITDA for cost savings already implemented and excess standalone costs.

Because Standalone Adjusted EBITDA is required pursuant to the terms of the reporting covenants under the Credit Agreement and the Indenture and because this metric is relevant to lenders and noteholders, management considers Standalone Adjusted EBITDA to be relevant to the operation of its business. It is also utilized by management and the compensation committee of the Board as an input for determining incentive payments to employees.

Excess standalone costs are the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone infrastructure costs. We make an adjustment for the difference because we have had to incur costs under the Transition Services Agreement after we had implemented the infrastructure to replace the services provided pursuant to the Transition Services Agreement, thereby incurring dual running costs. Furthermore, there has been a ramp up period for establishing and optimizing the necessary standalone infrastructure. Since our separation from Thomson Reuters, we have had to transition quickly to replace services provided under the Transition Services Agreement, with optimization of the relevant standalone functions typically following thereafter. Cost savings reflect the annualized “run rate” expected cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the relevant period.

Clarivate Analytics reports first quarter 2019 results

Standalone Adjusted EBITDA is calculated under the Credit Agreement and the Indenture by using our Consolidated Net Income for the trailing twelve month period (defined in the Credit Agreement and the Indenture as our GAAP net income adjusted for certain items specified in the Credit Agreement and the Indenture) adjusted for items including: taxes, interest expense, depreciation and amortization, non-cash charges, expenses related to capital markets transactions, acquisitions and dispositions, restructuring and business optimization charges and expenses, consulting and advisory fees, run-rate cost savings to be realized as a result of actions taken or to be taken in connection with an acquisition, disposition, restructuring or cost savings or similar initiatives, “run rate” expected cost savings, operating expense reductions, restructuring charges and expenses and synergies related to the Transition projected by us, costs related to any management or equity stock plan, other adjustments that were presented in the offering memorandum used in connection with the issuance of the Notes and earnout obligations incurred in connection with an acquisition or investment.

The following table bridges Adjusted EBITDA to Standalone Adjusted EBITDA, as Adjusted EBITDA reflects all but two of the adjustments that comprise Standalone Adjusted EBITDA for the periods presented:

Clarivate Analytics reports first quarter 2019 results

	Twelve Months Ended March 31,
	2019	2018
(in millions)
Net loss	$(224.4)	$(267.5)
(Benefit) provision for income taxes	5.5	(19.5)
Depreciation and amortization	236.9	231.0
Interest, net	133.1	138.3
Transition Services Agreement costs(1)	39.7	79.4
Transition, transformation and integration expense(2)	49.4	90.6
Deferred revenues adjustment(3)	1.8	27.2
Transaction related costs(4)	12.1	2.8
Gain on sale of IPM Product Line	(36.1)	—
Share-based compensation expense	12.7	19.9
Tax indemnity asset (5)	33.8	—
IPM adjusted operating margin (6)	(4.6)	(5.7)
Other(7)	8.9	6.1
Adjusted EBITDA	268.8	302.6
Cost savings(8)	11.7	8.6
Excess standalone costs(9)	31.5	(5.3)
Standalone Adjusted EBITDA	312.0	305.9

(1) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs are expected to decrease substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure.

(2) Includes costs incurred in connection with and after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in Transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the 2016 Transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology.

(3) Reflects deferred revenues fair value accounting adjustment arising from purchase price allocation in connection with the 2016 Transaction. For definition of these terms, please refer to Exhibit 99.1 of our Form 6-K filed with the SEC concurrently with the issuance of this earnings release.

(4) Includes consulting and accounting costs associated with acquisitions and the sale of the IPM Product Line.

(5) Reflects the write down of a tax indemnity asset.

(6) Reflects the IPM Product Line's operating margin, excluding amortization and depreciation, prior to its divestiture in October 2018.

Clarivate Analytics reports first quarter 2019 results

(7) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

(8) Reflects the estimated annualized run-rate cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the period (exclusive of any cost reductions in our estimated standalone operating costs).

Clarivate Analytics reports first quarter 2019 results

(9) Reflects the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone operating costs, which were as follows:

	Twelve Months Ended March 31,
(in millions)	2019	2018
Actual standalone company infrastructure costs	160.7	118.0
Steady state standalone cost estimate	(129.2)	(123.3)
Excess standalone costs	31.5	(5.3)

The foregoing adjustments are estimates and are not intended to represent pro forma adjustments presented within the guidance of Article 11 of Regulation S-X. Although we believe these estimates are reasonable, actual results may differ from these estimates, and any difference may be material. For definition of these terms, please refer to Exhibit 99.1 of our Form 6-K filed with the SEC concurrently with the issuance of this earnings release.

Source: Clarivate Analytics

Media Contact:

Tabita Seagrave, Head of External Communications

tabita.seagrave@clarivate.com

Investor Relations Contact:

Anthony Gerstein, Head of Investor Relations

anthony.gerstein@clarivate.com

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